

2006 ANNUAL REPORT

Ames National Corporation

TABLE OF CONTENTS

Corporate Values

INNOVATIVE
Empowering employees to be innovative and service-minded

COMMUNITY-MINDED
Doing what is right for our communities through local ownership

FLEXIBLE
Providing added value to customers through local decision making

TRUSTED
Maintaining a staff of financial experts

Dear Shareholders



Daniel L. Krieger
Chairman & President

MISSION:

Ames National Corporation is a growth oriented financial services holding company providing leadership, counsel and support to its affiliates with uniform policies and procedures. It shall maintain a strong capital base and achieve superior performance.

2006 can best be described as a challenging year for the financial services industry. Banks' higher cost of funds were directly related to competitive pricing pressures created by the Federal Reserve's rate hikes last year while the flat yield curve created a growing reliance on interest-sensitive funding sources. These factors contributed to the downward pressure on net interest margins. In spite of the interest rate environment, 2006 presented many successes for the Company. Deposits reached a record high; loan income showed solid improvement and non-interest income was bolstered by record Trust Department fees.

Throughout the year, the Company stayed focused on strategic initiatives including growing core deposits and maintaining credit quality. This report will highlight the financial performance of the Company and provide you with a snapshot of how your organization is making a difference in the lives of customers and their communities.

FINANCIAL HIGHLIGHTS

Net income for the year ending December 31, 2006, decreased 6% to $10,944,000 or $1.16 per share compared to 2005 results of $11,609,000 or $1.23 per share. Higher rates paid on deposits translated into higher cost of funds in 2006 resulting in a 9% decline in annual net interest income as deposits re-priced more quickly than loans and investments. The flat yield curve contributed to lower net interest income of $22,990,000 for the year ending December 31, 2006, compared to $25,373,000 recorded in 2005. The Company's lower income contributed to the decline in net interest margin to 3.29% from the 3.56% posted last year.

Annual interest expense rose to $21,306,000, which was 34% more than the $15,933,000 in 2005. The higher interest expense was offset somewhat by a 7% increase in interest income to $44,296,000 for 2006 compared to $41,306,000 in 2005. Partially offsetting this year's lower net interest income were $339,000 higher gains on security transactions, $482,000 in gains on the foreclosure and sale of real estate properties and a 2006 negative provision to the loan loss reserve of $183,000.

Deposits increased to $680,356,000 on December 31, 2006, a 2% increase over the $668,342,000 at year-end 2005. The increase in deposits came primarily from growth in demand and interest bearing checking accounts.

Net loans declined 3% to $429,123,000 at the end of 2006 compared to the $440,318,000 recorded a year ago as the result of softening loan demand in the local markets and the payoff of a large municipal loan.

Year-end equity capital grew to $112,923,000, a 3% increase over the $109,227,000 on December 31, 2005. The increase in capital was the result of higher unrealized gains on securities available for sale and the retention of earnings. Capital represented over 13% of total assets at the end of 2006 and 2005.

Return on average assets and return on average equity for 2006 and 2005 were 1.34% and 1.40%, and 9.99% and 10.57%, respectively. The efficiency ratio for the year ending December 31, 2006, was 52.26% compared to 49.09% the previous year.

COMPANY STOCK

Company stock, which is listed on the NASDAQ Capital Market under the symbol ATLO, closed at $21.00 on December 31, 2006. During the year, the price ranged from $19.81 to $27.76 with 2,244,000 shares traded. The $1.03 per share paid in dividends in 2006 was 13% higher than the $0.91 per share paid in 2005.

OUR PEOPLE

Thomas H. Pohlman was named Company Executive Vice President and Chief Operating Officer July 1, 2006. He has served as President of 1st National Bank, Ames, since 1999 and will continue in that role until his successor is named in early 2007.

Three individuals joined the Company staff during 2006. Jennifer Thompson was named the new Human Resources Officer. Lisa Robinson and Jeff Vetter were hired as an Auditor and technology assistant, respectively. They have all proven to be valuable additions to our staff.

GROWTH OPPORTUNITIES

In 2006, two Ames National Corporation affiliate banks added to their banking locations. 1st National Bank broke ground on a new facility in Ankeny, Iowa, with the expected completion date in April 2007. Ankeny is one of the fastest growing communities in Iowa. United Bank & Trust purchased a former bank office with drive-up facilities in downtown Marshalltown, Iowa, which opened for business in April followed by an Open House in June. The Company continues to research strategic locations that could provide opportunities for additional banking operations.

SERVICE STANDARDS

It is vital in this ever-increasing competitive environment to assure that our employees are well-trained and focused on providing excellent customer service. Ames National is implementing a company-wide sales and service initiative to provide consistent customer service training. The goal is to provide employees tools to help them identify customer needs and effectively match products and services to their needs. This initiative will also help in building ongoing customer relationships.

CUSTOMER PRIVACY

The Federal Financial Institutions Examination Council (FFIEC) ruled that passwords alone are no longer acceptable as the sole means of achieving online security for banking transactions. In response to this mandate, all Company affiliates introduced Enhanced Login Security during 2006, which requires customers to provide two forms of verification when accessing Internet Banking. Now, not only are customers' passwords recognized, their computers are recognized as well. This service provides customers extra protection from fraud and identity theft. In addition to Enhanced Login Security, affiliate banks are taking steps to educate customers and employees on measures to protect themselves from becoming a victim to this growing problem that affects nine million in the United States each year. The Company is dedicated to protecting customers' personal information and holds customer privacy as a high priority.

PREDICTIVE INDEX

Our people are what set our banks apart from the competition. It is essential that we have the right people in the right positions to most effectively build relationships and to efficiently manage operations. During 2006, a new employee development tool, Predictive Index, was implemented to objectively identify and understand information about the work place related to behaviors of employees and applicants. This tool will assist our Human Resource department to match employees' strengths and skill sets to specific positions within the Company and our affiliate banks.

THE ECONOMY

The Federal Reserve stopped its upward bias toward raising rates in June 2006 after four increases during the year. The decision to halt the trend toward higher rates was, in part, based on the outlook for moderating inflation. Long-term interest rates have moved in a narrow range this year with the outlook for slightly higher rates in 2007.

In 2006, there were several major issues which dominated the news. The stock market showed surprising strength in 2006 with the Dow Jones industrials advancing 16.29%, the best showing since 2003. The November election changed the balance of power in both houses of Congress. The new Congress will have many challenges including the Iraq war, social security, immigration and the rising cost of health care. The war in Iraq continues to be a drag on the economy with the huge cost associated with involvement in a prolonged conflict thousands of miles from home. This issue is beginning to wear on the American public as it moves into its fifth year.

IN CLOSING

As we look back on 2006, we would like to thank our many customers for giving us the opportunity to serve them and our shareholders for their continued support. We would also like to recognize the hard work and dedication of our employees, officers and directors at both our affiliate banks and holding company as we all strive to exceed customer expectations and generate strong financial results for the Company.

In the next few pages, we hope you will take some time to learn more about your Company and read about real-life customer stories. They will provide you with a snapshot of our customer relationships and how we manage our business. We look forward to serving your needs in the years to come.

Daniel L. Krieger
Chairman and President
March 20, 2007

Company Information

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking affiliates consisting of two national banks and three state banks. All of the Company's operations are conducted in the state of Iowa and primarily within the central Iowa counties of Boone, Story and Marshall where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010 and its telephone number is (515) 232-6251.

The Company was organized in 1975, to serve as a holding company for its principal banking subsidiary, 1st National Bank, Ames, Iowa, ("1st National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. 1st National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this Report collectively as the "Banks" and individually as a "Bank."

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resource services and administration, compliance management, marketing assistance and coordination, loan review and assistance with respect to computer systems and procedures.

Company Directors

BACK ROW, LEFT TO RIGHT:

James R. Larson, II *President Larson Development Corporation (real estate development),* **Douglas C. Gustafson** *Veterinarian Boone Veterinary Hospital,* **Frederick C. Samuelson** *President James Michael & Associates, Inc. (retail variety),* **Robert L. Cramer** *Retired President & Chief Operating Officer Fareway Stores, Inc. (grocery stores) and* **Warren R. Madden** *Vice President for Business & Finance, Iowa State University*

FRONT ROW, LEFT TO RIGHT:

Charles D. Jons *Independent Medical Consultant,* **Daniel L. Krieger** *Chairman & President of the Company,* **Marvin J. Walter** *President Dayton Road Development Corporation (real estate development) and* **Betty A. Baudler Horras** *President Baudler Enterprises, Inc. (marketing)*



Financial Highlights

INCOME STATISTICS

	2006	2005	% Change
Interest Income	$44,296	$41,306	7.24%
Interest expense	21,306	15,933	33.72%
Net interest income	22,990	25,373	-9.39%
Provision for loan losses	(183)	331	-155.29%
Noninterest income	6,674	5,613	18.90%
Noninterest expense	15,504	15,210	1.93%
Net income	10,944	11,609	-5.73%
Earnings per share	$1.16	$1.23	-5.69%
Return on average assets (ROA)	1.34%	1.40%	-4.26%
Return on average sharesholders' equity (ROE)	9.99%	10.57%	-5.48%

BALANCE SHEET STATISTICS

	2006	2005	% Change
Loans	$429,123	$440,318	-2.54%
Securities	354,572	333,510	6.32%
Deposits	680,356	668,342	1.80%
Total assets	838,853	819,384	2.38%

CAPITAL STATISTICS

	2006	2005	% Change
Shareholders' equity	$112,923	$109,227	3.38%
Book value per share	11.98	11.60	3.28%
Cash dividends declared	1.04	1.00	4.00%
Dividend payout ratio	89.66%	81.30%	10.28%
Average equity to average total assets	13.38%	13.33%	.38%

CREDIT QUALITY

	2006	2005
Net charge-offs to average gross loans	0.01%	0.01%
Nonperforming loans to gross loans	0.24%	0.16%
Allowance for loan losses to gross loans	1.50%	1.51%

MARKET PRICE & DIVIDEND INFORMATION

On February 28, 2007, the Company had approximately 570 shareholders and an estimated 926 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO". Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $21.51 on February 28, 2007.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2006 and 2005 of $9,801,000 and $9,417,000, respectively, or $1.04 per share in 2006 and $1.00 per share in 2005. In February 2007, the Company declared an aggregate cash dividend of $2,545,000 or $.27 per share.

MARKET PRICE AND DIVIDEND TWO-YEAR COMPARISON

2006

	Market Price		Cash Dividends
Quarter	High	Low	Declared
1st	$28.57	$22.85	$0.26
2nd	$26.00	$19.75	$0.26
3rd	$22.75	$21.41	$0.26
4th	$22.69	$19.82	$0.26

2005

	Market Price		Cash Dividends
Quarter	High	Low	Declared
1st	$32.67	$27.57	$0.25
2nd	$40.00	$30.00	$0.25
3rd	$42.82	$25.57	$0.25
4th	$29.00	$23.12	$0.25

The decision to declare any such cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and footnote 11 of the Company's financial statements included herein.

Five-Year Performance Record

FIVE-YEAR PERFORMANCE RECORD	2006	2005	2004	2003	2002
Return on Average Assets	1.34%	1.40%	1.56%	1.60%	1.78%
Return on Average Equity	9.99%	10.6%	11.5%	11.2%	11.5%
Dividend Yield	5.0%	3.9%	3.0%	3.9%	4.7%
Efficiency Ratio	52.3%	49.1%	46.6%	47.2%	44.6%

FIVE-YEAR FINANCIAL HIGHLIGHTS


AVERAGE DEPOSITS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$518
$595
$639
$644
$666
2002
2003
2004


AVERAGE LOANS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$318
$350
$385
$436
$438
2002
2003
2004
2005
2006


AVERAGE TOTAL ASSETS
MILLIONS
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$636
$727
$793
$831
$818
2002
2003
2004
2005
2006


EARNINGS PER SHARE
DOLLARS
$1.35
$1.30
$1.25
$1.20
$1.15
$1.10
$1.05
$1.00
$1.21
$1.24
$1.32
$1.23
$1.16
2002
2003
2004
2005
2006


BOOK VALUE PER SHARE
DOLLARS
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$10.82
$11.42
$11.79
$11.60
$11.98
2002
2003
2004
2005
2006


DECLARED DIVIDENDS PER SHARE
DOLLARS
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.73
$0.76
$0.81
$1.00
$1.04
2002
2003
2004
2005
2006



Company Staff

BACK ROW, LEFT TO RIGHT:

Nicole J. Gebhart *Asst. Vice President & Marketing Director,* **Timothy J. Lupardus** *Asst. Vice President & Information Systems Manager,* **Lisa K. Robinson** *Auditor,* **Kevin G. Deardorff** *Vice President & Technology Director,* **Matthew R. Hackbart** *Information Systems Asst. Manager,* **Jeffrey M. Vetter** *Information Technology Technician and* **Tracy W. Laws** *Asst. Vice President & Auditor*

FRONT ROW, LEFT TO RIGHT:

John P. Nelson *Vice President & CFO,* **Lori J. Hill** *Asst. Corporate Secretary,* **Daniel L. Krieger** *Chairman & President,* **Jennifer J. Thompson** *Asst. Vice President & Human Resources Director and* **Thomas H. Pohlman** *Executive Vice President & COO*

Affiliate Bank Presidents

LEFT TO RIGHT:

Stephen C. McGill *State Bank & Trust Co.*, **Jeffrey K. Putzier** *Boone Bank & Trust Co.*, **Thomas H. Pohlman** *1st National Bank, Ames*, **Leo E. Herrick** *United Bank & Trust*, *and* **Harold E. Thompson** *Randall-Story State Bank*





BOARD OF DIRECTORS
Back Row, Left to Right: **Robert L. Cramer, Richard D. Blomgren, Douglas C. Gustafson, DVM and Patrick J. McMullan**
Front Row, Left to Right: **Jeffrey K. Putzier, Daniel L. Krieger and William S. Zinnel**

Boone Bank & Trust Co.

ORGANIZED:

The Bank, formerly Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

FINANCIAL HIGHLIGHTS:

As of December 31, 2006, Boone Bank had capital of $12,490,000 and 26 full-time equivalent employees. It had net income of $1,636,000 in 2006, $1,849,000 in 2005 and $2,059,000 in 2004. Total assets as of December 31, 2006, 2005 and 2004 were $103,225,000, $108,780,000 and $112,578,000, respectively.

LOCATIONS:

Main Office: 716 8th Street, Boone
Branch Office: 1326 S. Story Street, Boone

BOONE BANK & TRUST CO.

CONTACT INFORMATION:

Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com

"Always look local"

"Always look local." These are the words of Ben Parsons. Ben is the morning voice of Boone, Iowa's local news radio station, KWBG-AM. Through his work at the radio station, Ben has developed a true appreciation for the value of supporting local business. He and his wife, Anna, both grew up in the area. "Shopping local keeps our community strong. We want our community to be the best it can be."

Based on Ben's community-focused attitude, it was not surprising that he searched out a local bank when he and his wife decided to purchase their first home. Ben commented, "I asked my realtor who he would recommend. Without hesitation, he said he had heard great things about Becky Trotter, Mortgage Loan Officer, at Boone Bank & Trust Co." Ben continued, "As a local bank, Boone Bank & Trust has the people and programs in place to make buying a home easy."

As perfect candidates for the First Time Home Buyers Program, Ben and Anna worked with Becky to find a program that best met their needs. "Becky had a real specialty for finding the program benefits that would best help us. Being a first time home buyer, I knew nothing about the process. She made the experience painless."

Consistently rated as one of the top producers of mortgages for first time home buyers by Iowa Finance Authority, Boone Bank & Trust Co. is dedicated to helping people make the dream of home ownership a reality. Their experienced staff knows what is important to their customers and works diligently to find financing solutions on a timely basis.

Ben commented, "Becky kept the process moving forward. She went above and beyond to make sure we were happy with our service. At the end of the process, our monthly payment was less than she had originally quoted. There were no hidden costs or surprises. The entire experience was great!"



Ben Parsons



BOARD OF DIRECTORS
Back Row, Left to Right: **Charles D. Jons, MD, Terrill L. Wycoff, James R. Larson, II, Dean E. Hunziker and Thomas H. Pohlman**
Front Row, Left to Right: **Tahira K. Hira, PhD, Daniel L. Krieger, Marvin J. Walter and Betty A. Baudler Horras**

1st National Bank

ORGANIZED:

The Bank was organized in 1903 and became a wholly owned subsidiary of the Company in 1975 through a bank holding company organization whereby the then shareholders of 1st National exchanged all of their 1st National stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2006, 1st National had capital of $41,284,000 and 88 full-time equivalent employees. The Bank had net income of $5,938,000 in 2006, $6,417,000 in 2005 and $6,949,000 in 2004. Total assets as of December 31, 2006, 2005 and 2004 were $423,517,000, $413,412,000 and $436,074,000, respectively.

LOCATIONS:

Main Office
405 5th Street, Ames

Cub Foods Office
3121 Grand Avenue, Ames

University Office
2330 Lincoln Way, Ames

North Grand Office
2406 Grand Avenue, Ames

CONTACT INFORMATION:

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com

1ST FIRST NATIONAL BANK AMES

1ST FIRST NATIONAL BANK AMES

The entrepreneurial spirit is alive

TRU COUNT

The entrepreneurial spirit is alive and well in Ames, Iowa. Two individuals that exemplify this spirit are Jeff and Sue Dillman, owners of Tru Count, Inc. Tru Count was formed in 1982 by the Dillman family. Jeff's father and brother had an idea to develop an inexpensive acre counter that farmers could add to their planters that would accurately determine the area covered in the field. They successfully patented the product and named the company Tru Count. In 1988, the family began discussing a new product for planters that would allow farmers to shut down a row or series of rows when planting soybeans or corn. This product was advantageous because it helped farmers avoid double planting for point rows, terraces and end rows. Marketed as the Conser Clutch, Tru Count became a supplier to many major planter manufacturers. The Conser Clutch is installed under the planter manufacturer's name, but is also available to farmers as an add-on product.

In 1994, Jeff and Sue purchased Tru Count from Jeff's father and brother. Originally a Newton, Iowa company, the Dillman's moved to Ames in 2000 with a need to expand their employee base. With Iowa State University, Ames was a perfect location for the company to attract young, energetic college students looking for part-time work. Today, Tru Count employs 22 employees, both full time and college students with computer science, agriculture or engineering backgrounds.

In 2003, the Dillmans added a wiring harness division that supplies car wash, refrigeration, vending and a variety of other manufacturers with their specialized product. This division is now known as Dillman Industries. The addition of the wiring harness division again shows how in-tune the Dillmans are with identifying customer needs and developing solutions to meet those needs.

"When we moved to Ames in 2000, we decided to go with a local bank. I visited with Scott Bauer, a commercial banker at 1st National. It was a good decision," Jeff mentioned. The Dillmans take full advantage of the products and services offered at 1st National Bank. When the Bank introduced Health Savings Accounts (HSAs) in 2006, the Dillmans were the first to sign up. "We do all of our banking with 1st National, including funding our HSA. Without sounding like a commercial for 1st National, I can only say that the service is exactly what anyone would want from their bank."

Tru Count continues to be a family business. Jeff and Sue's son, Josh, and daughter, Jenny, both work in the business. Jenny, a graduate of the University of Iowa, is the office manager and works in the wire harness division. Josh has been with the company full-time almost six years and was previously manager of the wiring harness division. He is currently handing off some of his wire harness duties and expanding into more overall management. Jeff and Sue hope to someday turn the business over entirely to Jenny and Josh. According to Jeff, "Everybody gets along well and are all focused on a common goal."

The Dillmans have found a niche in the agriculture equipment industry. The company has grown between 10% and 30% each year since 1994, and 2007 is looking even better. They have expanded their facilities twice and are considering increasing their facility size within the near future. "The main thing I have discovered is that if you deliver on time and always deliver good products, your customers will not shop around for alternatives." commented Jeff Dillman. 1st National Bank is proud to partner with Tru Count and Dillman Industries and looks forward to watching the Dillmans continued success.



Left to Right: Jenny, Josh, Jeff and Sue Dillman.



BOARD OF DIRECTORS
Back Row, Left to Right: **David L. Morris, Orley L. Kilburn, Elaine C. Tekippe, Steven D. Forth and Gary G. Vulgamott**
Front Row, Left to Right: **Harold E. Thompson and John P. Nelson**

Randall-Story State Bank

ORGANIZED:

The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Randall-Story State Bank exchanged all their Randall-Story Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2006, Randall-Story Bank had capital of $7,871,000 and 16 full-time equivalent employees. It had net income of $902,000 in 2006, $869,000 in 2005 and $1,036,000 in 2004. Total assets as of December 31, 2006, 2005 and 2004 were $73,777,000, $70,371,000 and $74,427,000, respectively.

RSSB
RANDALL-STORY
STATE BANK

LOCATION:

606 Broad, Story City

CONTACT INFORMATION:

Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.randallstory.com
E-mail: info@randallstory.com

"Family first"

RANDALL-STORY STATE BANK

Early on in their marriage, it was evident that Dave and Mary Pepper shared a strong commitment to "family first." The couple has two sons, Tom, age 17 and Jim, age 14. The family started their farming operation from scratch over 20 years ago. "It is hard to duplicate the closeness you have with your family when you are all working toward the same goal," commented Dave Pepper.

Building their farming operation has been the goal and passion for the Peppers. The Peppers started their operation in 1979 with 40 acres. Today, the family farms over 1,200 acres of corn and soybeans and market over 3,000 head of hogs. Everyone in the family is involved. From managing the livestock and farmland to handling the business side of farming, the Peppers have worked together to make their operation successful. In 2006, the family started a small excavation and grading business. The business is called A+ Skidloader Services, LLC and is run mainly by Tom and Jim. The business has provided an excellent learning experience for the boys, teaching the value of hard work and wise money management.

The Pepper family has seen many changes in farming over the years. Larger farming operations have significantly altered their neighborhood. It used to be nearly all of their neighbors were farmers. Today, most of their neighbors are "acreage-dwellers" that work in town. Another change has been the move from crop-share farmland leasing to predominantly cash rent arrangements. Cash rent requires operations to borrow about three times as much money per acre compared to crop-share. A final trend is the change in technology. Mary, who handles the family's books, remarks, "We used to keep only tax records. Now, we keep production records on the computer and can look up profit and loss information on an individual group of hogs for the last six years. The changes in technology have been staggering."

So what brought the Peppers to Randall-Story State Bank? In 1979, Dave had the opportunity to begin farming 40 rented acres. "I walked into Randall-Story State Bank and Harold Thompson loaned me the money on the condition that I would stay in college and graduate. I will never forget that visit," stated Dave. "I graduated from Iowa State University in 1982 with a degree in Ag Business."

Since 1979, the Peppers have relied on Randall-Story State Bank for all of their banking needs. From checking, savings, and safe deposit box services, to ag production, farmland and building loans, Randall-Story State Bank takes care of the Pepper family's needs. In 2006, Dave and Mary even met with Ric Nelson of 1st National Bank, affiliate of Randall-Story, for a retirement planning analysis. "We were thrilled with the service we received."

"It is impossible to beat a local, hometown bank where everyone knows your name. We have never felt as if we were simply an "account" on a computer screen. We have always been treated as valued friends," commented the Peppers. "Several times, Harold has brought documents right out to the farm. Every single employee has always gone beyond the call of duty to help us. Randall-Story helps us with our financial needs and leaves the decision making to us. I like that. I know that bank would stand behind us if we really needed it. That's peace of mind."

Six years ago, the Peppers installed a 300 ft. baseball diamond in their back yard. This has become a hobby for the family and the boys often have friends over for a game. Dave commented, "It's a sorry day when a farmer has two acres of farmland planted to grass." Mary replied, "No, it's a sad day when the boys are grown and we plow it up!" This definitely summarizes the Pepper family priorities.



Dave and Mary Pepper pictured with their sons, Tom and Jim.



BOARD OF DIRECTORS
Back Row, Left to Right: **Curtis A. Hoff, Michelle R. Cassabaum, James G. Frevert**
Front Row, Left to Right: **Richard O. Parker, Stephen C. McGill, Fred C. Samuelson and John P. Nelson**

State Bank & Trust Co.

ORGANIZED:

The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction whereby the then shareholders of State Bank exchanged all their State Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2006, State Bank had capital of $11,298,000 and 22 full-time equivalent employees. It had net income of $1,310,000 in 2006, $1,401,000 in 2005 and $1,707,000 in 2004. Total assets as of December 31, 2006, 2005 and 2004 were $114,266,000, $112,626,000 and $112,599,000, respectively.

LOCATIONS:

Main Office: 1025 6th Street, Nevada
McCallsburg Office: 425 Main Street, McCallsburg
Colo Office: 405 Main Street, Colo

CONTACT INFORMATION:

Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com

STATE BANK & TRUST CO.

"A perfect fit for us"

MID-AMERICA MANUFACTURING, INC

Mid-America Manufacturing, Inc. is a premier manufacturer that continues to grow in the heart of central Iowa. The company offers a full range of services including: precision CNC machining, prototype machining, tool room machining, engineering design and building of tools, jigs, fixtures, gages, special equipment, and other specialty requests by customers. Located in Nevada, Iowa, operations began at the current location in 1995 in a 6,000-sq. ft. building. Since then, the business has grown and now occupies 28,000-sq. ft. In the last five years, the company has seen a 200% increase in sales.

"It has been exciting watching our company grow from one employee and zero customers to 70 employees and an infinite customer base," commented Mid-America Manufacturing co-owner, Randy Gummert. Twelve years ago, Randy partnered with Al Bradish to offer customer manufacturing services that clients typically outsource. "We have definitely seen a trend toward more and more large manufacturers outsourcing projects from the agriculture industry to the medical business. This is a perfect fit for us," remarked Al Bradish. Bradish and Gummert understand their clients' needs and go out of their way to produce quality products that meet or exceed client expectations.

Mid-American Manufacturing has had a long standing relationship with State Bank & Trust Co. The relationship dates back to Eugene Bourlard, the company's previous owner. According to Gummert, "State Bank understands customer needs. Even though they might not have an extensive understanding of the manufacturing business, they are always there. They have supported us through our growth and have believed in our vision and products."

"The State Bank and Trust staff is very knowledgeable and is always willing to help. As a local bank, with local decisions, I know that they are just a phone call away. Personal service is important to me," noted Bradish.

The company thrives on challenges, which makes Mid-America Manufacturing a frequent choice for our customer's toughest projects. Mid-America Manufacturing's valued employees are committed to exceeding customer expectations for quality, delivery, and cost. As the company continues to grow, State Bank & Trust Co. will be with Mid-America Manufacturing through every challenge.


CAUTION
STATION

Left to Right: Randy Gummert and Al Bradish



BOARD OF DIRECTORS
Back Row, Left to Right: **Kevin L. Swartz, Keith R. Brown and John S. Wise**
Front Row, Left to Right: **Larry A. Raymon, Leo E. Herrick and Daniel L. Krieger**

United Bank & Trust

ORGANIZED:

The Bank was chartered as a national bank in June of 2002.

FINANCIAL HIGHLIGHTS:

As of December 31, 2006, United Bank had capital of $7,581,000 and 21 full time equivalent employees. United Bank had a loss of $58,000 in 2006 and a profit in 2005 and 2004 of $124,000 and $105,000, respectively. Total assets as of December 31, 2006, 2005 and 2004 were $95,619,000, $94,684,000 and $89,653,000, respectively.

LOCATION:

Main Office: 2101 S. Center Street, Marshalltown
Courthouse Branch: 29 South Center Street, Marshalltown

CONTACT INFORMATION:

Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com

UNITED BANK & TRUST

"Our family is connected to this community"

UNITED BANK & TRUST

TACO JOHN'S OF MARSHALLTOWN

"Our family is connected to this community and we love Marshalltown." This is the energetic and community-focused attitude of Marshalltown, Iowa's successful entrepreneurs, Gary and Sarah Gimbel. Gary and his wife, Sarah, are the owners of the Taco John's of Marshalltown Franchise. Following high school graduation in 1979, Gary started working for Taco John's as Assistant Manager. He met Sarah at Taco John's, married her in 1985 and together they have managed the business ever since. In 1998, the couple purchased 45% of the business. Like many small business owners, the Gimbels wear many hats such as: inventory control, food preparation, daily supervision, building maintenance, payroll, accounting and marketing.

Taco John's of Marshalltown is one of 400 Taco John's franchises and is consistently a top producer. The Marshalltown franchise currently ranks third in sales for a single store. Gary and Sarah are known for their consistent, prompt service, and their products are always fresh. "We know our customers and they know us. We very much depend on repeat business. Our customers are loyal because we provide prompt service and a consistent, quality product that is value priced."

The Gimbels know good service and know how to take care of their customers. This same exceptional service is what brought Gary and Sarah to United Bank & Trust. Gary comments, "I started visiting with UBT in the spring of 2006 about financing to purchase the remaining 55% of the business and building. I have always felt at ease with Dale Ites and Leo Herrick. From the very first time I entered the building, the warmth and friendliness of the staff has been fantastic!"

United Bank & Trust is committed to providing the Gimbels, as well as all of their customers, with the products and level of service they expect. The Bank works with each customer to find ways to help them succeed. From commercial and mortgage loans to personal and business deposit services, United Bank & Trust is providing the responsive service and experience the Gimbels need.

According to Gary Gimbel, "My relationship with the entire United Bank & Trust staff has been very well received by our family. We are dealing with real people, doing real business versus the "corporate response" to our concerns. Our family is looking forward to a great business relationship with UBT."


Potato Olés Bravo 2 3 9
Crunchy Chicken 3 2 9
Chicken Ranch Burrito 2 5 9
Six-Pack and a Pound
Super Burrito
TACO JOHN'S
TACO JOHN'S

Sarah and Gary Gimbel

The following financial data of the Company for the five years ended December 31, 2002 through 2006 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	Year Ended December 31 (dollars in thousands, except per share amounts)				
	2006	2005	2004	2003	2002
STATEMENT OF INCOME DATA					
Interest income	$44,296	$41,306	$37,354	$35,314	$36,270
Interest expense	21,306	15,933	10,564	10,339	11,663
Net interest income	22,990	25,373	26,790	24,975	24,607
Provision (credit) for loan losses	(183)	331	479	645	688
Net interest income after provision (credit) for loan losses	23,173	25,042	26,311	24,330	23,919
Noninterest income	6,674	5,613	5,269	6,435	5,135
Noninterest expense	15,504	15,210	14,935	14,819	13,276
Income before provision for income tax	14,343	15,445	16,645	15,946	15,778
Provision for income tax	3,399	3,836	4,255	4,321	4,438
Net income	$10,944	$11,609	$12,390	$11,625	$11,340
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$9,801	$9,417	$7,590	$7,142	$6,820
Cash dividends declared per share	$1.04	$1.00	$0.81	$0.76	$0.73
Basic and diluted earnings per share	$1.16	$1.23	$1.32	$1.24	$1.21
Weighted average shares outstanding	9,422,402	9,415,599	9,405,705	9,393,672	9,381,855
BALANCE SHEET DATA					
Total assets	$838,853	$819,384	$839,753	$752,786	$677,229
Net loans	429,123	440,318	411,639	355,533	329,593
Deposits	680,356	668,342	658,176	619,549	550,622
Stockholders' equity	112,923	109,227	110,924	107,325	101,523
Equity to assets ratio	13.46%	13.33%	13.21%	14.26%	14.99%
FIVE-YEAR FINANCIAL PERFORMANCE					
Net income	$10,944	$11,609	$12,390	$11,625	$11,340
Average assets	818,450	831,198	793,076	726,945	635,816
Average stockholders' equity	109,508	109,802	108,004	104,141	98,282
Return on assets (net income divided by average assets)	1.34%	1.40%	1.56%	1.60%	1.78%
Return on equity (net income divided by average equity)	9.99%	10.57%	11.47%	11.16%	11.54%
Net interest margin (net interest income divided by average earning assets)	3.29%	3.56%	3.97%	3.83%	4.51%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	52.27%	49.09%	46.59%	47.18%	44.64%
Dividend payout ratio (dividends per share divided by net income per share)	89.66%	81.30%	61.27%	61.46%	60.05%
Dividend yield (dividends per share divided by closing year-end market price)	4.95%	3.89%	3.01%	3.91%	4.69%
Equity to assets ratio (average equity divided by average assets)	13.38%	13.21%	13.62%	14.33%	15.46%

OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks, 1st National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks and managing its own bond and equity portfolio. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker dealer. The Company employs twelve individuals to assist with financial reporting, human resources, marketing, audit, compliance, technology systems and the coordination of management activities, in addition to 172 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision-making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through creating a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to improve profitability while enabling the Company to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cash flow are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; and (iv) occupancy expenses for maintaining the Banks' facilities. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported net income of $10,944,000 for the year ended December 31, 2006, compared to $11,609,000 and $12,390,000 reported for the years ended December 31, 2005 and 2004, respectively. This represents a decrease of 5.7% when comparing 2006 and 2005, and a decrease of 6.3% when comparing 2005 and 2004. The decline in net income in 2006 and 2005 is primarily the result of lower net interest income which in turn, has resulted from higher market interest rates that have caused deposit interest expense to increase more quickly than interest income on earning assets. Earnings per share for 2006 were $1.16 compared to $1.23 in 2005 and $1.32 in 2004. Four of the Company's five Banks had profitable operations during 2006. United Bank posted a loss of $58,000 in 2006.

The Company's return on average equity for 2006 was 9.99% compared to 10.57% and 11.47% in 2005 and 2004, respectively, and the return on average assets for 2006 was 1.34% compared to 1.40% in 2005 and 1.56% in 2004. Lower net interest income caused both the return on average equity and return on average assets to decline in 2006 and 2005 compared to the previous year.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators
- Industry Results
- Income Statement Review
- Balance Sheet Review
- Asset Quality and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statements

CHALLENGES

Management has identified certain challenges that may negatively impact the Company's revenues and profitability in the future and is attempting to position the Company to best respond to those challenges.

- Short-term interest rates have increased significantly since June of 2004 while longer term rates (10 to 20 years) are relatively unchanged since 2004. This movement in short-term rates has caused the yield curve to be flat or slightly inverted for most of 2006. Banks have historically earned higher levels of net interest income by investing in longer term loans and investments at higher yields and paying lower deposit expense rates on shorter maturity deposits. If the yield curve remains flat or inverted in 2007, the Company's net interest margin may continue to compress.

- Rising interest rates will present a challenge to the Company in 2007. Continued increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense will increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.

- A substandard performance in the Company's equity portfolio could lead to a reduction in the historical level of realized security gains, thereby negatively impacting the Company's earnings. The Company invests capital that may be utilized for future expansion in a portfolio of primarily financial and utility stocks with an estimated fair market value of approximately $24 million as of December 31, 2006. The Company focuses on stocks that have historically paid dividends in an effort to lessen the negative effects of a bear market.

KEY PERFORMANCE INDICATORS

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 8,681 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

	Year Ended December 31,					
	2006		2005		2004	
	Company	Industry	Company	Industry	Company	Industy
Return on assets	1.34%	1.28%	1.40%	1.28%	1.56%	1.29%
Return on equity	9.99%	12.34%	10.57%	12.46%	11.47%	13.28%
Net interest margin	3.29%	3.31%	3.56%	3.49%	3.97%	3.53%
Efficiency ratio	52.27%	56.79%	49.09%	57.24%	46.59%	58.03%
Capital ratio	13.38%	8.23%	13.21%	8.25%	13.62%	8.12%

Key performance indicators include:

- Return on Assets

  This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. The Company's return on assets ratio is in line with that of the industry, however, this ratio has declined in 2006 as compared to 2005 and 2004 as the result of lower net interest income.

- Return on Equity

  This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is below that of the industry primarily as a result of lower net interest income in 2006 and the higher level of capital the Company maintains for future growth and acquisitions.

- Net Interest Margin

  The ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin is in line with peer bank averages but has fallen since 2005 as rising market interest rates have caused interest expense to increase more quickly than interest income.

- Efficiency Ratio

  This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio compares favorably to the industry average.

- Capital Ratio

  The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2006:

FDIC-insured institutions reported total net income of $35.7 billion in the fourth quarter of 2006. This was the lowest quarterly earnings total in 2006, but it was still more than the industry has earned in any quarter prior to 2006. Fourth-quarter net income was $3.0 billion (9.3%) more than insured institutions reported in the last quarter of 2005 when large losses in credit-card portfolios hurt industry earnings. Fourth-quarter results were affected by accounting adjustments triggered by a few large corporate restructurings that occurred during the quarter; these adjustments had the effect of reducing a number of reported income and expense items. If not for these adjustments, industry net income probably would have set a new quarterly record, thanks to large one-time gains at a few big institutions. However, core earnings would have still been below the levels of the previous three quarters in 2006.

Net interest income was $178 million (0.2%) higher in the fourth quarter than a year earlier. This is the smallest year-over-year increase in quarterly net interest income in three years. Without the accounting impact of corporate restructurings, the underlying growth rate would have been closer to 3.3%. Similarly, the industry reported total noninterest income for the quarter of $56.1 billion, or $677 million (1.2%) more than it reported for the fourth quarter of 2005. Adjusted for the effect of the restructurings, the increase in noninterest income would have been approximately 13.7%. Among items that were not affected by the restructurings, sales of securities and other assets yielded net gains of $624 million in the fourth quarter, while extraordinary items contributed another $2.1 billion to pretax earnings. This is the largest quarterly amount of extraordinary gains ever reported. Most of the gains came from the sale of retail branches and a trust operation between insured institutions. One negative factor in fourth-quarter results was higher expenses for bad loans. The fourth-quarter loan-loss provision of $9.6 billion was $923 million (10.6%) higher than in the fourth quarter of 2005, and was the largest quarterly loss provision for the industry in two and a half years. The average return on assets (ROA) for the fourth quarter was 1.21%, the same as in the fourth quarter of 2005. Year-over-year improvements in quarterly profitability were concentrated among the largest institutions. More than half of all institutions – 52.4% – reported lower ROAs in the fourth quarter compared to the fourth quarter of 2005. Three out of every four institutions reporting lower ROAs also reported lower net interest margins.

About two out of every three insured institutions (64.4%) saw their net interest margins decline between the third and fourth quarters of 2006. The industry's average margin declined from 3.38% to 3.20%, based on reported results. Excluding the accounting impact of corporate restructurings, the industry's fourth-quarter margin would have been closer to 3.30%. In an environment of relatively stable interest rates and an inverted yield curve, insured institutions' average funding costs rose more rapidly than their average asset yields. This development is especially problematic for smaller institutions. During 2006, insured institutions with assets less than $1 billion obtained three-quarters of their net operating revenue (total noninterest income plus net interest income) from net interest income. Larger institutions obtained only 57.1% of their net operating revenue from net interest income.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

Critical Accounting Policy

The discussion contained and other disclosures included within this report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses to be the Company's most critical accounting policy.

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs.

Average Balances and Interest Rates

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets.

ASSETS

	2006			2005			2004		
	Average balance	Revenue	Yield	Average balance	Revenue	Yield	Average balance	Revenue	Yield
(dollars in thousands)									
Interest-earning assets									
Loans (1)									
Commercial	$70,581	$5,490	7.78%	$66,581	$4,286	6.44%	$48,775	$2,548	5.22%
Agricultural	33,054	2,758	8.34%	29,772	2,143	7.20%	28,406	1,839	6.47%
Real estate	306,991	19,655	6.40%	310,438	18,912	6.09%	285,087	17,169	6.02%
Consumer and other	27,540	1,691	6.14%	29,206	1,638	5.61%	23,079	1,317	5.71%
Total loans (including fees)	$438,166	$29,594	6.75%	$435,997	$26,979	6.19%	$385,347	$22,873	5.94%
Investment securities									
Taxable	$212,897	$9,195	4.32%	$216,785	$8,823	4.07%	$213,043	$8,911	4.18%
Tax-exempt (2)	123,427	7,913	6.41%	126,323	8,006	6.34%	127,048	8,125	6.40%
Total investment securities	$336,324	$17,108	5.09%	$343,108	$16,829	4.90%	$340,091	$17,036	5.01%
Interest bearing deposits with banks	$4,114	$139	3.38%	$7,037	$169	2.40%	$8,713	$130	1.49%
Federal funds sold	4,229	224	5.30%	4,833	131	2.71%	11,630	159	1.37%
Total interest-earning assets	$782,833	$47,065	6.01%	$790,975	$44,108	5.58%	$745,781	$40,198	5.39%
Noninterest-earning assets									
Cash and due from banks	$17,056			$22,885			$27,581		
Premises and equipment, net	11,005			9,229			8,517		
Other, less allowance for loan losses	7,556			8,109			11,197		
Total noninterest-earning assets	$35,617			$40,223			$47,295		
TOTAL ASSETS	$818,450			$831,198			$793,076		

1 Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35%.

Average Balances and Interest Rates

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006			2005			2004		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
(dollars in thousands)									
Interest-bearing liabilities									
Deposits									
Savings, NOW accounts and money markets	$314,567	$8,250	2.62%	$323,334	$5,757	1.78%	$329,410	$3,210	0.97%
Time deposits < $100,000	182,241	7,071	3.88%	173,966	5,530	3.18%	173,581	4,974	2.87%
Time deposits > $100,000	99,123	4,422	4.46%	90,687	3,095	3.41%	70,076	1,759	2.51%
Total deposits	$595,931	$19,743	3.31%	$587,987	$14,382	2.45%	$573,067	$9,943	1.74%
Other borrowed funds	36,388	1,563	4.30%	56,443	1,551	2.75%	38,211	620	1.62%
Total interest-bearing liabilities	$632,319	$21,306	3.37%	$644,430	$15,933	2.47%	$611,278	$10,563	1.73%
Noninterest-bearing liabilities									
Demand deposits	$70,095			$69,577			$65,785		
Other liabilities	6,528			7,389			8,009		
Stockholders' equity	$109,508			$109,802			$108,004		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$818,450			$831,198			$793,076		
Net interest income		$25,759	3.29%		$28,177	3.56%		$29,635	3.97%
Spread Analysis									
Interest income/average assets		$47,065	5.75%		$44,108	5.31%		$40,198	5.07%
Interest expense/average assets		21,306	2.60%		15,931	1.92%		10,563	1.33%
Net interest income/average assets		25,759	3.15%		28,177	3.39%		29,635	3.74%

Rate and Volume Analysis

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, commercial loan interest income increased $1,204,000 in 2006 compared to 2005. An increased volume of commercial loans added $270,000 in income in 2006 and higher interest rates increased interest income in 2006 by $934,000.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

	2006 Compared to 2005			2005 Compared to 2004		
(dollars in thousands)	Volume	Rate	Total[1]	Volume	Rate	Total
Interest income						
Loans						
Commercial	$270	$934	$1,204	$1,060	$678	$1,738
Agricultural	253	362	615	91	213	304
Real estate	(212)	955	743	1,541	202	1,743
Consumer and other	(97)	150	53	344	(23)	321
Total loans (including fees)	$214	$2,401	$2,615	$3,036	$1,070	$4,106
Investment securities						
Taxable	($161)	$533	$372	$152	($240)	($88)
Tax-exempt	(182)	89	(93)	(45)	(74)	(119)
Total investment securities	($343)	$622	$279	$107	($314)	($207)
Interest bearing deposits with banks	($84)	$53	($31)	($29)	$68	$39
Federal funds sold	(18)	112	94	(127)	99	(28)
Total interest-earning assets	($231)	$3,188	$2,957	$2,987	$923	$3,910
Interest-bearing liabilities						
Deposits						
Savings, NOW accounts and money markets	($160)	$2,653	$2,493	($60)	$2,605	$2,545
Time deposits < $100,000	274	1,267	1,541	12	544	556
Time deposits > $100,000	308	1,020	1,328	602	734	1,336
Total deposits	$422	$4,940	$5,362	$554	$3,883	$4,437
Other borrowed funds	(672)	683	11	378	553	931
Total Interest-bearing liabilities	($250)	$5,623	$5,373	$932	$4,436	$5,368
Net interest income/earning assets	$19	($2,435)	($2,416)	$2,055	($3,513)	($1,458)

1 The change in interest due to both volume and yield/rate has been *allocated to* change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (which are primarily loans and investments) and interest paid on interest bearing liabilities (which are primarily deposits accounts and other borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2006, 2005 and 2004, the Company's net interest margin was 3.29%, 3.56% and 3.97%, respectively.

Net interest income during 2006, 2005 and 2004 totaled $22,990,000, $25,373,000 and $26,790,000, respectively, representing a 9% decrease in 2006 from 2005 and a 5% decrease in 2005 compared to 2004. Net interest income has fallen since 2004 as rising market interest rates have caused interest expense to increase more quickly than interest income.

The high level of competition in the local markets and increasing market interest rates will continue to put downward pressure on the net interest margin of the Company. Currently, the Company's largest market, Ames, Iowa, has nine banks, two thrifts, four credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company's credit for loan losses for the year ending December 31, 2006, was $183,000 compared to a provision expense of $331,000 during the same period last year. A reduction in the specific reserve for a problem credit and declining loan demand allowed a decrease in the required level of the allowance for loan losses calculated by the Banks. This decrease in estimated allowance created the credit for loan losses. The $331,000 of provision expense for loan losses during 2005 was lower than the $479,000 recorded in 2004 primarily as the result of a lower level of problem loans in 2005. Refer to the Asset Quality and Credit Risk Management discussion for additional details with regard to loan loss provision expense.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate.

Noninterest Income and Expense

Total noninterest income is comprised primarily of fee-based revenues from trust and agency services, bank related service charges on deposit activities, net securities gains generated primarily by the Company's equity holdings, merchant and ATM fees related to electronic processing of merchant and cash transactions and secondary market income.

Noninterest income during 2006, 2005 and 2004 totaled $6,674,000, $5,613,000 and $5,269,000, respectively, representing a 19% increase in 2006 from 2005 and a 7% increase in 2005 from 2004. The increase in 2006 is primarily the result of a first quarter $471,000 gain on the foreclosure of a commercial real estate property where the fair market value determined by an independent appraisal exceeded the loan carrying amount, an increase of $339,000 in realized gains on the sale of securities in the Company's equity portfolio, and higher trust department income. The higher non-interest income in 2005 compared to 2004 related to higher realized gains on the sale of securities and improved trust department income.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 61% of noninterest expenses in 2006.

Noninterest expense during 2006, 2005 and 2004 totaled $15,504,000, $15,210,000 and $14,935,000, respectively, representing a 2% increase in both 2006 and 2005. Lower incentive compensation for senior officers of the Company and Banks in 2006 and 2005 contributed to the limited increase in noninterest expense. The percentage of noninterest expense to average assets was 1.89% in 2006, compared to 1.83% and 1.88% during 2005 and 2004, respectively.

Provision for Income Taxes

The provision for income taxes for 2006, 2005 and 2004 was $3,399,000, $3,836,000 and $4,255,000, respectively. This amount represents an effective tax rate of 24% during 2006, compared to 25% and 26% for 2005 and 2004, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained in the "Quantitative and Qualitative Disclosures about Market Risk" section of this report.

Total assets increased to $838,853,000 in 2006 compared to $819,384,000 in 2005, a 2% increase. The securities portfolio grew $21 million and federal funds sold grew by $13 million, offset by a decline of $11 million in the Company's loan portfolio when comparing year end 2006 and 2005.

Loan Portfolio

Net loans for the year ended December 31, 2006, totaled $429,123,000, down from the $440,318,000 as of December 31, 2005, a decrease of 3%. The decrease in loan volume can be primarily attributed to softening loan demand in 2006 and the payoff of a large loan from a local municipality. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 166 and 129 basis points higher in 2006 and 2005, respectively, in comparison to the average tax-equivalent investment portfolio yields.

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2006.

	2006	2005	2004	2003	2002
(dollars in thousands)					
Real Estate					
Construction	$30,600	$23,973	$21,042	$13,126	$13,518
1-4 family residential	103,620	102,043	97,612	84,645	81,239
Commercial	139,149	153,920	160,176	150,723	136,351
Agricultural	31,092	30,606	27,443	24,297	21,693
Commercial	73,760	71,430	57,189	38,555	40,097
Agricultural	33,434	32,216	30,713	27,815	26,022
Consumer and other	24,276	33,340	24,584	23,242	19,921
Total loans	435,931	447,528	418,759	362,403	338,841
Deferred loan fees, net	276	445	644	819	777
Total loans net of deferred fees	$435,655	$447,083	$418,115	$361,584	$338,064

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2006, gross loans totaled approximately $436 million, which equals approximately 64% of total deposits and 52% of total assets. The Company's peer group (consisting of 413 bank holding companies with total assets of $500 to $1,000 million) loan to deposit ratio as of September 30, 2006, was a much higher 90%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2006, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loans to any one borrower are limited by applicable state and federal banking laws.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2006

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years	Total
Real Estate				
Construction	$24,304	$5,823	$473	$30,600
1-4 family residential	6,129	45,227	52,264	103,620
Commercial	23,027	88,078	28,044	139,149
Agricultural	2,528	5,105	23,459	31,092
Commercial	30,653	34,349	8,758	73,760
Agricultural	22,310	9,769	1,355	33,434
Consumer and other	4,212	16,365	3,699	24,276
Total loans	$113,163	$204,716	$118,052	$435,931

	After one year but within five years	After five years
Loan maturities after one year with:		
Fixed rates	$175,326	$24,159
Variable rates	29,390	93,893
	$204,716	$118,052

Loans Held for Sale

Mortgage origination funding awaiting delivery to the secondary market totaled $526,000 and $981,000 as of December 31, 2006 and 2005, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

Investment Portfolio

Total investments as of December 31, 2006, were $354,572,000, an increase of $21 million or 6% from the prior year end. As of December 31, 2006 and 2005, the investment portfolio comprised 42% and 41% of total assets, respectively.

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2006, 2005 and 2004, respectively. This portfolio provides the Company with a significant amount of liquidity.

(dollars in thousands)	2006	2005	2004
U.S. treasury securities	$509	$516	$531
U.S. government agencies	139,745	134,288	137,634
States and political subdivisions	119,908	108,373	113,818
Corporate bonds	60,624	59,567	77,573
Equity securities	33,786	30,766	33,904
Total	$354,572	$333,510	$363,460

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Company's investment policy with the exception of the corporate debt obligations of one corporation that has a Moody's sub investment quality rating of Ba1 as of December 31, 2006. These corporate bonds had a fair market and carrying value as of December 31, 2006, of $1,776,000 and $1,759,000, respectively. The Company does not consider the corporate bonds to be other than temporarily impaired as of December 31, 2006. As of December 31, 2006, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity. The equity securities portfolio consists primarily of financial and utility stocks as of December 31, 2006, 2005, and 2004.

Investment Maturities as of December 31, 2006

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years but within 10 years	After 10 years	Total
U.S. treasury securities	$ -	$509	$ -	$ -	$509
U.S. government agencies	39,959	65,484	26,273	3,441	139,745
States and political subdivisions	15,763	38,733	56,692	13,307	124,495
Corporate bonds	10,246	35,366	15,012	-	60,624
Total	$65,968	$140,092	$97,977	$16,748	$320,785
Weighted average yield					
U.S. treasury securities	-	5.20%	-	-	5.20%
U.S. government agencies	3.36%	4.22%	6.43%	6.38%	4.21%
States and political subdivisions*	5.40%	6.14%	6.45%	6.33%	6.21%
Corporate bonds	3.88%	5.28%	5.92%	-	5.20%
Total	3.93%	5.02%	6.36%	6.34%	5.24%

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

Types of Deposits

Total deposits equaled $680,356,000 and $668,342,000 as of December 31, 2006 and 2005, respectively. The increase of $12,014,000 can be attributed to deposit growth at 1st National, Randall-Story Bank and United Bank. The deposit category seeing the largest balance increases was demand and interest-bearing checking (NOW) accounts.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 75% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company has $7,406,000 of brokered deposits as of December 31, 2006, and did not have any brokered deposits as of December 31, 2005.

Average Deposits by Type

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
(dollars in thousands)						
Noninterest bearing demand deposits	$70,095	-	$69,577	-	$65,785	-
Interest bearing demand deposits	153,619	2.44%	154,156	1.63%	154,332	0.80%
Money market deposits	134,078	3.16%	141,492	2.12%	146,479	1.25%
Savings deposits	26,870	0.99%	27,686	0.90%	28,599	0.47%
Time certificates < $100,000	182,241	3.88%	173,966	3.18%	173,581	2.87%
Time certificates > $100,000	99,123	4.46%	90,687	3.41%	70,076	2.51%
	$666,026		$657,564		$638,852	

Deposit Maturity

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2006, 2005 and 2004.

	2006	2005	2004
(dollars in thousands)			
3 months or less	$33,393	$25,933	$20,613
Over 3 through 12 months	45,898	47,279	29,217
Over 12 through 36 months	20,047	26,431	17,131
Over 36 months	2,893	1,399	2,103
Total	$102,231	$101,042	$69,064

Borrowed Funds

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased, Treasury, Tax, and Loan option notes, and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, the bank pledges investment securities to secure such borrowings. The Company's repurchase agreements normally reprice daily. Treasury, Tax, and Loan option notes consist of short term borrowing of tax deposits from the federal government and are not a significant source of borrowing for the Company.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2006, 2005 and 2004.

	2006		2005		2004	
(dollars in thousands)	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
Federal funds purchased and repurchase agreements	$34,728	4.42%	$34,660	3.38%	$64,072	1.99%
Other short-term borrowings	1,470	4.92%	2,861	4.52%	-	- %
FHLB term advances	2,000	5.03%	-	- %	-	- %
Total	$38,198	4.47%	$37,521	3.46%	$64,072	1.99%

Average Annual Borrowed Funds

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004	
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds purchased and repurchase agreements	$34,692	4.24%	$55,337	2.72%	$38,211	1.62%
Other short-term borrowings	1,029	5.73%	1,096	4.29%	-	- %
FHLB Term Advances	667	5.03%	-	- %	-	- %
Total	$36,388	4.30%	$56,443	2.75%	$38,211	1.62%
Maximum Amount Outstanding during the year						
Federal funds purchased and repurchase agreements	$44,928		$70,489		$65,391	
Other short-term borrowings	2,415		5,000		-	
FHLB Term Advances	2,000		-		-	

Off-Balance-Sheet Arrangements

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit that assist customers with their credit needs to conduct business. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2006, the financial instruments most likely impact on revenues, expenses, or cash flows of the Company would come from unidentified credit risk causing higher provision expense for loan losses in future periods. These financial instruments are not expected to have a significant impact on the liquidity or capital resources of the Company. For additional information, see footnote 10 of the "Notes to Consolidated Statements" and the "Liquidity and Capital Resources" section of this discussion.

Contractual Obligations

The following table sets forth the balance of contractual obligations by maturity period as of December 31, 2006 (in thousands).

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deposits	$680,356	$608,990	$67,236	$4,130	$ -
Other Borrowings	38,198	36,198	-	2,000	-
Operating Lease Obligation	84	21	42	21	-
Purchase Obligations	1,966	624	1,248	94	-
Total	$720,604	$645,833	$68,526	$6,245	$ -

Purchase obligations include data processing and Internet banking services contracts that include termination provisions that would accelerate all future payments in the event the Company changed service providers prior to the contracts' expirations.

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2006, totaled $429,123,000 as compared to $440,318,000 as of December 31, 2005, a decrease of 3%. Net loans comprise 51% of total assets as of the end of 2006. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's credit risk management practices have resulted in a low level of non-performing assets that total $3,857,000 as of December 31, 2006. The Company's level of problem assets as a percentage of assets of 0.46% as December 31, 2006, compares favorably to the average for FDIC insured institutions as of September 30, 2006 of 0.55%.

Non-performing Assets

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2006.

	2006	2005	2004	2003	2002
(dollars in thousands)					
Non-performing assets:					
Nonaccrual loans	$291	$606	$1,896	$1,756	$2,015
Loans 90 days or more past due and still accruing	758	83	80	431	394
Total non-performing loans	1,049	689	1,976	2,187	2,409
Other real estate owned	2,808	1,742	772	159	295
Total non-performing assets	$3,857	$2,431	$2,748	$2,346	$2,704

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

At December 31, 2006 and 2005, the Company had impaired loans of approximately $1,049,000 and $689,000, respectively. The allowance for loan losses related to these impaired loans was approximately $142,000 and $55,000 at December 31, 2006 and 2005, respectively. The average balances of impaired loans for the years ended December 31, 2006 and 2005 were $1,729,000 and $1,645,000, respectively. For the years ended December 31, 2006, 2005, and 2004, interest income which would have been recorded under the original terms of such loans was approximately $42,000, $41,000 and $239,000, respectively, with $1,000, none, and $211,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $758,000 and $83,000 at December 31, 2006 and 2005, respectively. There are no other potential problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or collateral are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

	2006	2005	2004	2003	2002
(dollars in thousands)					
Balance at beginning of period	$6,765	$6,476	$6,051	$5,758	$5,446
Charge-offs:					
Real Estate					
Construction	-	-	-	24	-
1-4 Family Residential	6	-	19	5	-
Commercial	-	28	93	-	40
Agricultural	-	-	-	-	-
Commercial	-	-	3	392	235
Agricultural	-	-	-	-	-
Consumer and other	99	119	115	43	155
Total Charge-Offs	105	147	230	464	430
Recoveries:					
Real Estate					
Construction	-	-	-	-	-
1-4 Family Residential	1	-	-	-	20
Commercial	-	-	-	-	-
Agricultural	-	-	-	-	-
Commercial	6	33	13	100	14
Agricultural	-	-	-	-	-
Consumer and other	49	72	163	12	20
Total Recoveries	56	105	176	112	54
Net charge-offs	49	42	54	352	376
Additions (deductions) charged (credited) to operations	(183)	331	479	645	688
Balance at end of period	$6,533	$6,765	$6,476	$6,051	$5,758
Average Loans Outstanding	$438,166	$435,997	$385,347	$349,812	$317,521
Ratio of net charge-offs during the period to average loans outstanding	0.01%	0.01%	0.01%	0.10%	0.12%
Ratio of allowance for loan losses to total loans net of deferred fees	1.50%	1.51%	1.55%	1.67%	1.70%

The allowance for loan losses decreased to $6,533,000 at the end of 2006 in comparison to the allowance of $6,765,000 at year end 2005. A reduction in the specific reserve for a problem credit and declining loan demand allowed for a decrease in the required level of the allowance for loan losses calculated by the Banks for year end 2006 compared to 2005. The increase in the reserve levels in 2005 compared to 2004 can be attributed to the growth in the Company's commercial loan portfolio at 1st National and United Bank. The increase in the reserve levels in 2004 compared to 2003 relate primarily to general reserves established by 1st National. The general reserve methodology has remained consistent for the five years presented.

General reserves for loan categories normally range from 1.00 to 1.40% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth. As the previous table indicates, loan provisions have been trending downward since 2002 as the level of net charge-offs has been low since 2004. The allowance relating to commercial real estate, 1-4 family residential and commercial loans are the largest reserve components. Commercial real estate loans have higher general reserve levels than 1-4 family and agricultural real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include susceptibility of businesses to changing environmental factors such as the economic business cycle, the larger individual loan amounts, a limited number of buyers and the specialized uses for some properties. As of December 31, 2006, commercial real estate loans have general reserves of 1.15%. The estimation methods and assumptions used in determining the allowance for the five years presented have remained fairly consistent. The level of non performing loans as of December 31, 2006, has increased since 2005 but remains at a manageable level.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2006, specific reserves increased $534,000 or 2% compared to year end 2005 levels as the volume of problem credits increased in 2006. As of December 31, 2005, specific reserves increased $76,000 over 2004 as the level of watch credits increased. As of December 31, 2004, specific reserves decreased $431,000 or 24% over year end 2003 as the result of improved loan quality. As of December 31, 2003, specific reserves increased $146,000 or 9% over year end 2002. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has historically had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include loan concentrations, loan growth, and historical losses. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that in turn, is dependent on weather conditions and government programs. However, no assurances can be made that losses will remain at the favorable levels experienced over the past five years.

Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

	2006		2005		2004		2003		2002	
(dollars in thousands)	**Amount**	**% ***	**Amount**	**% ***	**Amount**	**% ***	**Amount**	**% ***	**Amount**	**% ***
Balance at end of period applicable to:										
Real Estate										
Construction	$372	7.02%	$258	5.36%	$429	5.02%	$196	3.62%	$210	3.99%
1-4 family residential	1,231	23.77%	1,127	22.80%	1,021	23.31%	948	23.36%	892	23.98%
Commercial	2,396	31.92%	2,534	34.39%	2,676	38.25%	2,663	41.59%	2,453	40.24%
Agricultural	428	7.13%	421	6.84%	486	6.55%	458	6.70%	302	6.40%
Commercial	983	16.92%	1,158	15.96%	809	13.66%	775	10.64%	910	11.83%
Agricultural	499	7.67%	511	7.20%	360	7.33%	488	7.68%	504	7.68%
Consumer and other	276	5.57%	390	7.45%	302	5.87%	255	6.41%	235	5.88%
Unallocated	348		366		393		268		252	
	$6,533	100%	$6,765	100%	$6,476	100%	$6,051	100%	$5,758	100%

* Percent of loans in each category to total loans.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2006, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the follows topics:

- Review of the Company's Current Liquidity Sources
- Review of the Consolidated Statements of Cash Flows
- Review of Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs
- Capital Resources

Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2006, 2005 and 2004 totaled $31,154,000, $24,376,000 and $48,199,000, respectively. The higher balance of liquid assets as of December 31, 2006, relates to a higher level of federal funds sold to other financial institutions.

Other sources of liquidity available to the Banks include outstanding lines of credit with the Federal Home Loan Bank of Des Moines, Iowa of $44,295,000 and federal funds borrowing capacity at correspondent banks of $86,500,000. As of December 31, 2006, the Company had outstanding FHLB advances of $2,000,000, no federal funds purchased, and securities sold under agreement to repurchase totaled $34,728,000, and Treasury Tax and Loan option notes of $1,470,000.

Total investments as of December 31, 2006, were $354,572,000 compared to $333,510,000 as of year end 2005. As of December 31, 2006 and 2005, the investment portfolio as a percentage of total assets was 42% and 41%, respectively. This provides the Company with a significant amount of liquidity since all of the investments are classified as available for sale as of December 31, 2006 and 2005 and have pretax net unrealized gains of $9,075,000 and $5,225,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

Review of the Consolidated Statements of Cash Flows

Operating cash flows for December 31, 2006, 2005 and 2004 totaled $11,055,000, $9,472,000 and $13,169,000, respectively. The primary reason for the increase in operating cash flows in 2006 compared to 2005 was the source of cash provided by loans held for sale and higher accrued expenses and other liabilities. The decrease in operating cash flows in 2005 compared to 2004 included an increase in loans held for sale and a lower net income.

Net cash provided (used) in investing activities for December 31, 2006, 2005 and 2004 was ($15,751,000), $14,558,000 and ($103,647,000), respectively. The net cash used in investing activities in 2006 was primarily utilized to purchase investment securities and federal funds sold. The source of cash provided by loans in 2006 compared to the investment in loans in 2005 was the largest variance in comparing the two years investing activities. The net cash provided from investing activities in 2005 was primarily proceeds from the sale or maturity of investment securities and federal funds sold that were utilized to fund a lower level of securities sold under agreements to repurchase. The largest investing activities in 2004 were the purchase of U.S. government agency and corporate bonds and the funding of commercial operating and commercial real estate loans offset by the maturities, calls, and sales of securities available for sale.

Net cash provided by (used in) financing activities for December 31, 2006, 2005 and 2004 totaled $3,113,000, ($24,697,000) and $77,255,000, respectively. Deposit growth was the primary source of cash flows for 2006. A decline in securities sold under agreements to repurchase was the primary use of financing funds in 2005 and were the primary contributing factor to increase in financing cash flows in 2004. As of December 31, 2006, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.

Review of Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2006, dividends from the Banks amounted to $8,734,000 compared to $8,634,000 in 2005. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

1st National and United Bank, as national banks, generally may pay dividends, without obtaining the express approval of the Office of the Comptroller of the Currency, in an amount up to its retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consists of net income less dividends declared during the period. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. United Bank is not expected to generate sufficient earnings to pay any dividends in 2007. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $36,359,000 that are presently available to provide additional liquidity to the Banks.

Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $79,629,000 as of December 31, 2006, compared to a total of $77,099,000 at the end of 2005. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2006. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no known trends in liquidity and cash flow needs as of December 31, 2006 that are a concern to management.

Capital Resources

The Company's total stockholders' equity increased to $112,923,000 at December 31, 2006, from $109,227,000 at December 31, 2005. At December 31, 2006 and 2005, stockholders' equity as a percentage of total assets was 13.4% and 13.3%, respectively. Total equity increased due to appreciation in the Company and Banks' investment portfolios and the retention of earnings. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2006.

On June 15, 2005, shareholders of the Company approved an amendment to the Restated Articles of Incorporation increasing the Company's authorized common stock from 6 million to 18 million shares and reducing the par value of such common stock from $5.00 to $2.00 per share. The purpose of the amendment was to provide a sufficient number of shares of authorized common stock to accommodate a 3-for-1 stock split previously approved by the Board of Directors of the Company on May 11, 2005. The stock split was effective July 15, 2005, for holders of record as of July 1, 2005. Share and per share data for all periods presented have been restated to reflect the stock split.

The Board of Directors of the Company approved a stock repurchase program on November 8, 2006. The Company has a strong capital position and this program provides an opportunity to repurchase Company stock on the open market when it is deemed to be favorably priced for repurchase. The program authorizes the repurchase of up to 100,000 shares during the calendar year 2007, or approximately 1% of 9,425,013 shares of common stock presently outstanding. The repurchases will be made in open market transactions at the discretion of management using Company cash. The timing and actual number of shares purchased will depend on a variety of factors such as price, the Company's liquidity position and other market conditions. The program may be limited or discontinued at any time without notice. The Company did not repurchase any shares in 2006.

INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as pre-payment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of making loans and taking deposits. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2006 changed when compared to 2005.

Based on a simulation modeling analysis performed as of December 31, 2006, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

NET INTEREST INCOME AT RISK

Estimated Change in Net Interest Income for Year Ending December 31, 2007

	$ Change	% Change
(dollars in thousands)		
+200 Basis Points	(2,417)	(10.4)%
+100 Basis Points	(1,164)	(5.0)%
-100 Basis Points	1,664	7.1%
-200 Basis Points	2,832	12.1%

As shown above, at December 31, 2006, the estimated effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 10.4% or approximately $2,417,000 in 2007. The estimated effect of an immediate 200 basis point decrease in rates would increase the Company's net interest income by 12.1% or approximately $2,832,000 in 2007. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15% in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

Contractual Maturity or Repricing

The following table sets forth the estimated maturity or re-pricing, and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2006. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.

(dollars in thousands)	Less than three months	Three months to one year	One to five years	Over five years	Cumulative Total
Interest-earning assets					
Interest-bearing deposits with banks	$1,144	$400	$ -	$ -	$1,544
Federal funds sold	13,100	-	-	-	13,100
Investments*	6,787	59,181	140,092	148,512	354,572
Loans	92,579	62,836	245,474	35,043	435,932
Loans held for sale	526	-	-	-	526
Total interest-earning assets	$114,136	$122,417	$385,566	$183,555	$805,674
Interest-bearing liabilities					
Interest bearing demand deposits	$158,584	$ -	$ -	$ -	$158,584
Money market and savings deposits	159,402	-	-	-	159,402
Time certificates < $100,000	40,231	93,844	48,427	-	182,502
Time certificates > $100,000	33,393	45,898	22,940	-	102,231
Other borrowed funds	36,198	-	2,000	-	38,198
Total interest-bearing liabilities	$427,808	$139,742	$73,367	-	$640,917
Interest sensitivity gap	($313,672)	($17,325)	$312,199	$183,555	$164,757
Cumulative interest sensitivity gap	($313,672)	($330,997)	($18,798)	$164,757	$164,757
Cumulative interest sensitivity gap as a percent of total assets	-37.39%	-39.46%	-2.24%	19.64%	

*Investments with maturities over five years include the market value of equity securities of $33,787.

As of December 31, 2006, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were 37% and 39%, respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity *capital* increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS

The discussion in the foregoing Management Discussion and Analysis and elsewhere in this Report contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include, but are not limited to, those related to the economic conditions, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, (including regulatory fees and capital requirements), changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

STOCK PRICE PERFORMANCE

The following performance graph provides information regarding cumulative, five-year total return on an indexed basis of the Company's Common Stock as compared with the NASDAQ Composite Index, the SNL Midwest OTC Bulletin Board Bank Index ("Midwest OTC Bank Index") and the SNL NASDAQ Bank Index prepared by SNL Financial L.C. of Charlottesville, Virginia. The Midwest OTC Bank Index reflects the performance of 135 bank holding companies operating principally in the Midwest as selected by SNL Financial. The SNL NASDAQ Bank Index is comprised of all 525 bank holding companies listed on the NASDAQ market throughout the United States. The indexes assume the investment of $100 on December 31, 2001 in the Common Stock, the NASDAQ Composite Index, Midwest OTC Bank Index and the NASDAQ Bank Index with all dividends reinvested. The Company's stock price performance shown in the following graph is not indicative of future stock price performance.

Total Return Performance


Ames National Corporation
NASDAQ Composite
SNL Midwest OTC Index
SNL NASDAQ Bank
240
220
200
180
160
140
120
100
80
60
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

PERIOD ENDING

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Ames National Corporation	100.00	121.65	157.96	226.36	223.43	191.00
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL NASDAQ Bank	100.00	102.85	132.76	152.16	147.52	165.62
SNL Midwest OTC Index	100.00	128.26	161.90	192.90	200.83	211.50

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ames National Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment we determined that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, has been audited by Clifton Gunderson LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Daniel L. Krieger, Chairman and President
(Principal Executive Officer)

John P. Nelson, Vice President
(Principal Financial Officer)

CHANGES IN ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company's prior independent auditor, McGladrey & Pullen, LLP, was dismissed by the Company on February 8, 2006, with such dismissal effective upon completion of its audit of the Company's financial statements for the year ended December 31, 2005. The Company's current independent auditor, Clifton Gunderson LLP, was retained by the Company on February 8, 2006. The dismissal of McGladrey & Pullen, LLP and the retention of Clifton Gunderson LLP was approved by the Audit Committee. During the Company's two fiscal years ended December 31, 2005, and during the subsequent interim period proceeding dismissal of McGladrey & Pullen, LLP in 2006, there was no disagreement between the Company and McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McGladrey & Pullen, LLP, would have caused McGladrey & Pullen, LLP to make reference to the subject matter of the disagreement in connection with its reports on the Company's financial statements. *The audit reports of McGladrey & Pullen,* LLP on the financial statements of the Company as of and for the two years ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles. The Company has previously provided a copy of the foregoing disclosures to McGladrey & Pullen, LLP and McGladrey & Pullen, LLP, in a letter dated February 13, 2006, stated its agreement with the Company's statements regarding its dismissal as independent auditor.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation and Subsidiaries
Ames, Iowa

We have audited the accompanying consolidated balance sheet of Ames National Corporation and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audit. The consolidated balance sheet of Ames National Corporation and Subsidiaries as of December 31, 2005, and the related consolidated statements of income, stockholders' equity and cash flow for the years ended December 31, 2005 and 2004 were audited by other auditors whose report dated January 20, 2006, was unqualified.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ames National Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Clifton Gunderson LLP

West Des Moines, Iowa
February 27, 2007

Clifton Gunderson LLP
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation and Subsidiaries
Ames, Iowa

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Ames National Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible for maintaining effective internal control over the financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over the financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ames National Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Ames National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ames National Corporation and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and our report dated February 27, 2007, expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
February 27, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

ASSETS	2006	2005
Cash and due from banks	$16,510,082	$18,092,139
Federal funds sold	13,100,000	300,000
Interest bearing deposits in financial institutions	1,544,306	5,983,542
Securities available-for-sale	354,571,864	333,510,152
Loans receivable, net	429,122,541	440,317,685
Loans held for sale	525,999	981,280
Bank premises and equipment, net	12,617,741	11,030,840
Accrued income receivable	7,871,365	6,633,795
Deferred income taxes	-	343,989
Other assets	2,989,090	2,190,652
Total assets	$838,852,988	$819,384,074

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Demand, noninterest bearing	$77,638,264	$74,155,477
NOW accounts	158,584,115	151,680,984
Savings and money market	159,401,753	160,998,014
Time, $100,000 and over	102,230,631	101,042,024
Other time	182,501,710	180,465,836
Total deposits	680,356,473	668,342,335
Federal funds purchased and securities sold under agreements to repurchase	34,727,897	34,659,983
Other short-term borrowings	1,470,116	2,861,130
FHLB term advances	2,000,000	-
Dividend payable	2,450,503	2,354,818
Deferred income taxes	1,187,948	-
Accrued expenses and other liabilities	3,736,739	1,938,507
Total liabilities	725,929,676	710,156,773
STOCKHOLDERS' EQUITY		
Common stock, $2 par value, authorized 18,000 shares; 9,425,013 and 9,419,271 shares issued and outstanding as of December 31, 2006 and 2005, respectively	18,850,026	18,838,542
Additional paid-in capital	22,498,904	22,383,375
Retained earnings	65,856,627	64,713,530
Accumulated other comprehensive income - net unrealized gain on securities available-for-sale	5,717,755	3,291,854
Total stockholders' equity	112,923,312	109,227,301
Total liabilities and stockholders' equity	$838,852,988	$819,384,074

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest and dividend income:			
Loans, including fees	$29,593,896	$26,979,358	$22,872,764
Securities:			
Taxable	8,830,356	8,558,156	8,536,759
Tax-exempt	4,226,941	4,190,268	4,274,033
Federal funds sold	224,882	130,182	159,438
Dividends	1,419,617	1,447,663	1,510,665
	44,295,692	41,305,627	37,353,659
Interest expense:			
Deposits	19,742,379	14,380,214	9,942,250
Other borrowed funds	1,563,149	1,552,894	621,077
	21,305,528	15,933,108	10,563,327
Net interest income	22,990,164	25,372,519	26,790,332
Provision (credit) for loan losses	(182,686)	331,282	479,355
Net interest income after provision (credit) for loan losses	23,172,850	25,041,237	26,310,977
Noninterest income:			
Trust department income	1,462,734	1,375,308	1,185,681
Service fees	1,840,699	1,796,503	1,813,795
Securities gains, net	1,135,136	795,780	324,030
Gain on sales of loans held for sale	564,819	606,277	610,077
Merchant and ATM fees	645,517	570,914	534,897
Gain on sale or foreclosure of real estate	482,203	-	-
Other	542,924	468,410	800,835
Total noninterest income	6,674,032	5,613,192	5,269,315
Noninterest expense:			
Salaries and employee benefits	9,408,293	9,208,902	9,019,139
Data processing	2,185,478	2,126,040	2,241,441
Occupancy expenses	1,159,750	1,148,738	1,048,323
Other operating expenses	2,750,341	2,726,222	2,626,451
Total noninterest expense	15,503,862	15,209,902	14,935,354
Income before income taxes	14,343,020	15,444,527	16,644,938
Provision for income taxes	3,399,403	3,835,992	4,255,392
Net income	$10,943,617	$11,608,535	$12,389,546
Basic earnings per share	$1.16	$1.23	$1.32

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2003		$18,919,380	$22,198,749	$58,400,660	$(1,109,735)	$8,915,941	$107,324,995
Comprehensive income:							
Net income	$12,389,546	-	-	12,389,546	-	-	12,389,546
Other comprehensive income, unrealized (losses) on securities, net of reclassification adjustment, net of tax benefit	(1,448,229)	-	-	-	-	(1,448,229)	(1,448,229)
Total comprehensive income	$10,941,317						
Cash dividends declared, $0.81 per share		-	-	(7,589,854)	-	-	(7,589,854)
Sale of 12,039 shares of treasury stock		-	26,767	-	220,715	-	247,482
Balance, December 31, 2004		18,919,380	22,225,516	63,200,352	(889,020)	7,467,712	110,923,940
Comprehensive income:							
Net income	$11,608,535	-	-	11,608,535	-	-	11,608,535
Other comprehensive income, unrealized (losses) on securities, net of reclassification adjustment, net of tax benefit (Note 3)	(4,175,858)	-	-	-	-	(4,175,858)	(4,175,858)
Total comprehensive income	$7,432,677						
Cash dividends declared, $1.00 per share		-	-	(9,417,253)	-	-	(9,417,253)
Retirement of treasury stock		(96,984)	(113,932)	(678,104)	889,020		-
Sale of 8,073 shares of common stock		16,146	271,791	-	-	-	287,937
Balance, December 31, 2005		18,838,542	22,383,375	64,713,530	-	3,291,854	109,227,301
Net income	$10,943,617	-	-	10,943,617	-	-	10,943,617
Other comprehensive income, unrealized gain on securities, net of reclassification adjustment, net of tax benefit	2,425,901	-	-	-	-	2,425,901	2,425,901
Total comprehensive income	$13,369,518						
Cash dividends declared, $1.04 per share		-	-	(9,800,520)	-	-	(9,800,520)
Sale of 5,742 shares of common stock		11,484	115,529	-	-	-	127,013
Balance, December 31, 2006		$18,850,026	$22,498,904	$65,856,627	$ -	$5,717,755	$112,923,312

See Notes to *Consolidated Financial Statements.*

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$10,943,617	$11,608,535	$12,389,546
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (credit) for loan losses	(182,686)	331,282	479,355
Amortization and accretion	131,704	478,244	683,012
Depreciation	973,257	915,213	951,477
Provision for deferred taxes	107,200	(226,170)	(53,448)
Securities gains, net	(1,135,136)	(795,778)	(324,030)
Change in assets and liabilities:			
Decrease (increase) in loans held for sale	455,281	(675,561)	624,670
Increase in accrued income receivable	(1,237,570)	(371,371)	(420,177)
Increase in other assets	(798,438)	(1,022,681)	(835,415)
Increase (decrease) in accrued expenses and other liabilities	1,798,232	(770,194)	(325,969)
Net cash provided by operating activities	11,055,461	9,471,519	13,169,021
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(69,015,999)	(59,049,297)	(163,349,539)
Proceeds from sale of securities available-for-sale	6,013,192	24,937,433	5,045,102
Proceeds from maturities and calls of securities available-for-sale	46,795,165	57,750,361	115,303,131
Net (increase) decrease in interest bearing deposits in financial institutions	4,439,236	3,591,632	(3,211,636)
Net (increase) decrease in federal funds sold	(12,800,000)	19,565,000	515,000
Net (increase) decrease in loans	11,377,830	(29,081,652)	(56,584,801)
Purchase of bank premises and equipment	(2,560,158)	(3,155,417)	(1,364,306)
Net cash provided (used in) investing activities	(15,750,734)	14,558,060	(103,647,049)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	12,014,138	10,166,496	38,627,312
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	67,914	(29,412,492)	45,874,072
Proceeds from other borrowings, net	608,986	2,861,130	-
Dividends paid	(9,704,835)	(8,599,597)	(7,493,896)
Proceeds from issuance of stock	127,013	287,937	247,482
Net cash provided by (used in) financing activities	3,113,216	(24,696,526)	77,254,970
Net decrease in cash and cash equivalents	(1,582,057)	(666,947)	(13,223,058)
CASH AND DUE FROM BANKS			
Beginning	18,092,139	18,759,086	31,982,144
Ending	$16,510,082	$18,092,139	$18,759,086
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$21,064,363	$15,154,109	$10,623,125
Income taxes	3,461,781	3,979,665	4,516,823

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and Subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Hamilton and Marshall Counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, 1st National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair value of financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short-term borrowings with maturities of 90 days or less.

Securities available-for-sale: The Company classifies all securities as available for sale. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses reported as other comprehensive income or loss and as a separate component of stockholders' equity, net of tax.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operation at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in income as earned.

Declines in the fair value of available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions, the underlying collateral value securing the loans and other adverse situations that may affect the borrower's ability to repay. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists primarily of specific and general components. The specific component relates to loans that are classified either as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile loans. Commercial and agricultural loans and mortgage loans secured by other properties are evaluated individually for impairment when analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Financial Instruments with off-balance-sheet risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 10.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest-bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair values of securities available-for-sale are based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans held for sale: The fair value of loans held for sale is based on prevailing market prices.

Loans: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other borrowings: The carrying amounts of other borrowings approximate fair value because of the generally short-term nature of the instruments.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and stand by letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2006, 2005 and 2004, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Basic earning per share computation:			
Net income	$10,943,617	$11,608,535	$12,389,546
Weighted average common shares outstanding	9,422,402	9,415,599	9,405,705
Basic EPS	$1.16	$1.23	$1.32

Stock Split: On June 15, 2005, shareholders of the Company approved an amendment to the Restated Articles of Incorporation increasing the Company's authorized common stock from 6 million to 18 million shares and reducing the par value of such common stock from $5.00 to $2.00 per share. The purpose of the amendment was to provide a sufficient number of shares of authorized common stock to accommodate a 3-for-1 stock split previously approved by the Board of Directors of the Company on May 11, 2005. The stock split was effective July 15, 2005, for holders of record as of July 1, 2005. Share and per share data for all periods presented have been restated to reflect the stock split.

New Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements. Management believes, based on an initial evaluation, that the impact of FIN 48 will not be significant to the consolidated financial statements.

NOTE 2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $2,847,000 and $5,086,000 at December 31, 2006 and 2005, respectively.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available for sale and their approximate fair values at December 31, 2006 and 2005, are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2006:				
U.S. treasury	$496,493	$12,199	$ -	$508,692
U.S. government agencies	141,184,462	467,416	(1,907,201)	139,744,677
State and political subdivisions	119,698,521	969,283	(759,686)	119,908,118
Corporate bonds	60,204,400	853,289	(433,822)	60,623,867
Equity securities	23,912,185	9,914,125	(39,800)	33,786,510
	$345,496,061	$12,216,312	$(3,140,509)	$354,571,864

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2005:				
U.S. treasury	$495,748	$20,600	$ -	$516,348
U.S. government agencies	136,815,035	251,357	(2,778,021)	134,288,371
State and political subdivisions	108,432,912	1,121,566	(1,181,983)	108,372,495
Corporate bonds	59,523,220	936,527	(892,575)	59,567,172
Equity securities	23,018,072	7,869,194	(121,500)	30,765,766
	$328,284,987	$10,199,244	$(4,974,079)	$333,510,152

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2006, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$66,571,021	$65,967,568
Due after one year through five years	141,056,137	140,092,220
Due after five years through ten years	97,159,187	97,977,214
Due after ten years	16,797,531	16,748,352
	321,583,876	320,785,354
Equity securities	23,912,185	33,786,510
	$345,496,061	$354,571,864

At December 31, 2006 and 2005, securities with a carrying value of approximately $163,497,000 and $152,169,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. Securities sold under agreements to repurchase are held by the Company's safekeeping agent.

For the years ended December 31, 2006, 2005, and 2004, proceeds from sales of available-for-sale securities amounted to $6,013,192, $24,937,433, and $5,045,102, respectively. Gross realized gains and gross realized losses on sales of available-for-sale securities were $1,333,136 with no losses, respectively, in 2006, $1,287,962 and $236,182 respectively, in 2005, and $443,974 and $119,944, respectively, in 2004. The tax provision applicable to the net realized gains and losses amounted to approximately $454,000, $318,000, and $130,000, respectively.

Other-than-temporary impairments recognized as a component of income were $198,000 in 2006 and $256,000 in 2005, with no impairments recognized in 2004.

The components of other comprehensive income (loss) – net unrealized gains (losses) on securities available-for-sale for the years ended December 31, 2006, 2005, and 2004, were as follows:

	2006	**2005**	**2004**
Unrealized holding gains (losses) arising during the period	$4,985,773	$(5,832,566)	$(1,974,746)
Reclassification adjustment for net gains realized in net income	(1,135,136)	(795,780)	(324,030)
Net unrealized gains (losses) before tax effect	3,850,637	(6,628,346)	(2,298,776)
Tax effect	(1,424,736)	2,452,488	850,547
Other comprehensive income Net unrealized gains (losses) on securities	$2,425,901	$(4,175,858)	$(1,448,229)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2006 and 2005 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006:						
Securities available for sale:						
U.S. government agencies	$5,314,294	$(19,792)	$99,623,211	$(1,887,409)	$104,937,505	$(1,907,201)
State and political subsidivisions	13,580,743	(51,720)	39,705,322	(707,966)	53,286,065	(759,686)
Corporate obligations	1,964,337	(29,997)	23,139,560	(403,825)	25,103,897	(433,822)
Equity securities	960,200	(39,800)	-	-	960,200	(39,800)
	$21,819,574	$(141,309)	$162,468,093	$(2,999,200)	$184,287,667	$(3,140,509)

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2005:						
Securities available for sale:						
U.S. government agencies	$50,630,566	$(845,216)	$75,540,778	$(1,932,805)	$126,171,344	$(2,778,021)
State and political subsidivisions	36,928,098	(585,753)	20,290,028	(596,230)	57,218,126	(1,181,983)
Corporate obligations	6,025,437	(196,195)	26,460,433	(696,380)	32,485,870	(892,575)
Equity securities	1,956,000	(44,000)	1,332,500	(77,500)	3,288,500	(121,500)
	$95,540,101	$(1,671,164)	$123,623,739	$(3,302,915)	$219,163,840	$(4,974,079)

At December 31, 2006, 320 debt securities have unrealized losses of $3,100,709. These unrealized losses are generally due to changes in interest rates or general market conditions. In analyzing an issuers' financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability for the foreseeable future to hold classified as available for sale securities, no declines are deemed to be other than temporary. Unrealized losses on equity securities were not significant at December 31, 2006.

NOTE 4. LOANS RECEIVABLE

The composition of loans receivable at December 31, 2006 and 2005, is as follows:

	2006	2005
Commercial and agricultural	$107,193,787	$103,646,036
Real estate - mortgage	273,861,154	286,570,239
Real estate - construction	30,599,880	23,972,594
Consumer	11,834,070	12,449,551
Other	12,442,698	20,890,051
	435,931,589	447,528,471
Less:		
Allowance for loan losses	(6,532,617)	(6,765,356)
Deferred loan fees	(276,431)	(445,430)
	$429,122,541	$440,317,685

Changes in the allowance for loan losses for the year ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Balance, beginning	$6,765,356	$6,475,530	$6,050,989
Provision (credit) for loan losses	(182,686)	331,282	479,355
Recoveries of loans charged-off	55,055	105,400	174,703
Loans charged-off	(105,108)	(146,856)	(229,517)
Balance, ending	$6,532,617	$6,765,356	$6,475,530

Loans are made in the normal course of business to directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility.

Loan transactions with related parties were as follows for the years ended December 31, 2006 and 2005:

	2006	2005
Balance, beginning of year	$28,505,102	$28,655,993
New loans	9,804,923	13,201,498
Repayments	(12,961,377)	(13,140,392)
Change in status	(3,248,435)	(211,997)
Balance, end of year	$22,100,213	$28,505,102

At December 31, 2006 and 2005, the Company had impaired loans of approximately $1,049,000 and $689,000, respectively. The allowance for loan losses related to these impaired loans was approximately $142,000 and $55,000 at December 31, 2006 and 2005, respectively. The average balances of impaired loans for the years ended December 31, 2006 and 2005, were $1,729,000 and $1,645,000, respectively. For the years ended December 31, 2006, 2005, and 2004, interest income, which would have been recorded under the original terms of such loans, was approximately $42,000, $41,000, and $239,000, respectively, with $1,000, $0, and $211,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $758,000 and $83,000 at December 31, 2006 and 2005, respectively. There are no other potential problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2006, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 2006 and 2005, are as follows:

	2006	2005
Land	$3,032,448	$3,000,803
Buildings and improvements	12,622,808	10,734,396
Furniture and equipment	6,522,487	6,378,610
	22,177,743	20,113,809
Less accumulated depreciation	9,560,002	9,082,969
	$12,617,741	$11,030,840

NOTE 6. DEPOSITS

At December 31, 2006, the maturities of time deposits are as follows:

Years ended December 31,	
2007	$213,366,069
2008	40,445,425
2009	18,930,195
2010	7,861,441
2011	4,129,211
	$284,732,341

Interest expense on deposits is summarized as follows:

	2006	2005	2004
NOW accounts	$2,362,608	$2,009,186	$1,237,381
Savings and money market	5,886,737	3,745,885	1,972,211
Time, $100,000 and over	4,421,595	3,094,834	1,758,187
Other time	7,071,439	5,530,309	4,974,471
	$19,742,379	$14,380,214	$9,942,250

NOTE 7. SHORT-TERM BORROWINGS

Federal funds purchased are unsecured and mature daily. Securities sold under repurchase agreements are short-term and are secured by investments with a fair value of $54,136,000 at December 31, 2006. Short-term borrowings as of December 31, 2006 and 2005 consisted of Treasury, Tax and Loan option notes secured by investment securities. Short-term borrowings as of December 31, 2005, also included FHLB advances, due in three months or less. The FHLB advances are collateralized by certain 1-4 family loans.

FHLB term advances consist of fixed FHLB borrowings with a weighted average interest rate of 5.03%, and are collateralized by certain 1-4 family loans and are due in 2010 and 2011 of $1 million each year. At December 31, 2006, the Banks had outstanding lines of credit with the Federal Home Loan Bank of Des Moines, Iowa of $44,295,000.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan with the objective of encouraging equity interests by officers, employees, and directors of the Company and its subsidiaries to provide additional incentive to improve banking performance and retain qualified individuals. The purchase price of the shares is the fair market value of the stock based upon current market trading activity. The terms of the plan provide for the issuance of up to 42,000 shares of common stock per year for a ten-year period commencing in 1999 and continuing through 2008.

The Company has a qualified 401(k) profit-sharing plan. The Company matches employee contributions up to a maximum of 2% of qualified compensation and also contributes an amount equal to 5% of the participating employee's compensation. In addition, contributions can be made on a discretionary basis by the Company on behalf of the employees. For the years ended December 31, 2006, 2005 and 2004, Company contributions to the plan were approximately $579,000, $623,000, and $676,000, respectively. The plan covers substantially all employees.

NOTE 9. INCOME TAXES

The components of income tax expense for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Federal:			
Current	$2,633,706	$3,282,266	$3,493,176
Deferred	90,186	(202,533)	(48,519)
	2,723,892	3,079,733	3,444,657
State:			
Current	658,497	779,897	815,664
Deferred	17,014	(23,638)	(4,929)
	675,511	756,259	810,735
Income tax expense	$3,399,403	$3,835,992	$4,255,392

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes as a result of the following for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Income taxes at 35% federal tax rate	$5,020,058	$5,405,585	$5,825,727
Increase (decrease) resulting from:			
Tax-exempt interest and dividends	(1,797,533)	(1,860,143)	(1,870,264)
State taxes, net of federal tax benefit	437,893	460,694	522,929
Other	(261,015)	(170,144)	(223,000)
Total income tax expense	$3,399,403	$3,835,992	$4,255,392

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$1,921,102	$2,009,069
Other items	595,168	447,057
	2,516,270	2,456,126
Deferred tax liabilities:		
Net unrealized gains on securities available for sale	(3,358,048)	(1,933,311)
Other	(346,170)	(178,826)
	(3,704,218)	(2,112,137)
Net deferred tax assets (liabilities)	$(1,187,948)	$343,989

At December 31, 2006 and 2005, income taxes currently payable of approximately $95,000 and $264,000, respectively, are included in accrued interest and other liabilities.

NOTE 10. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments at December 31, 2006 and 2005, is as follows:

	2006	2005
Commitments to extend credit	$79,629,000	$77,099,000
Standby letters of credit	1,995,000	1,433,000
	$81,624,000	$78,532,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer. At December 31, 2006 and 2005, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 11. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2006 and 2005, are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total capital (to risk-weighted assets):						
Consolidated	$113,738	18.8%	$48,299	8.0%	N/A	N/A
Boone Bank & Trust	13,405	16.3	6,594	8.0	$8,243	10.0%
1st National Bank	44,420	15.3	23,247	8.0	29,059	10.0
Randall-Story State Bank	8,497	15.8	4,302	8.0	5,378	10.0
State Bank & Trust	12,449	15.0	6,625	8.0	8,282	10.0
United Bank & Trust	8,729	12.5	5,609	8.0	7,011	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$107,205	17.8%	$24,149	4.0%	N/A	N/A
Boone Bank & Trust	12,477	15.1	3,297	4.0	$4,946	6.0%
1st National Bank	41,106	14.1	11,623	4.0	17,435	6.0
Randall-Story State Bank	7,874	14.6	2,151	4.0	3,227	6.0
State Bank & Trust	11,538	13.9	3,313	4.0	4,969	6.0
United Bank & Trust	7,842	11.2	2,804	4.0	4,207	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$107,205	13.0%	$33,103	4.0%	N/A	N/A
Boone Bank & Trust	12,477	12.0	4,167	4.0	$5,209	5.0%
1st National Bank	41,106	9.9	16,662	4.0	20,830	5.0
Randall-Story State Bank	7,874	11.2	2,824	4.0	3,530	5.0
State Bank & Trust	11,538	10.2	4,538	4.0	5,673	5.0
United Bank & Trust	7,842	8.0	3,946	4.0	4,932	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2005:						
Total capital (to risk-weighted assets):						
Consolidated	$112,700	18.9%	$47,680	8.0%	N/A	N/A
Boone Bank & Trust	13,399	17.3	6,221	8.0	$7,776	10.0%
1st National Bank	43,903	14.7	23,868	8.0	29,835	10.0
Randall-Story State Bank	8,367	16.2	4,130	8.0	5,163	10.0
State Bank & Trust	12,336	15.2	6,490	8.0	8,113	10.0
United Bank & Trust	8,558	13.1	5,233	8.0	6,541	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$105,935	17.8%	$23,840	4.0%	N/A	N/A
Boone Bank & Trust	12,441	16.0	3,111	4.0	$4,666	6.0%
1st National Bank	40,352	13.5	11,934	4.0	17,901	6.0
Randall-Story State Bank	7,721	15.0	2,065	4.0	3,098	6.0
State Bank & Trust	11,428	14.1	3,245	4.0	4,868	6.0
United Bank & Trust	7,740	11.8	2,617	4.0	3,925	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$105,935	12.9%	$32,803	4.0%	N/A	N/A
Boone Bank & Trust	12,441	11.4	4,374	4.0	$5,467	5.0%
1st National Bank	40,352	9.8	16,406	4.0	20,508	5.0
Randall-Story State Bank	7,721	11.0	2,810	4.0	3,513	5.0
State Bank & Trust	11,428	9.8	4,643	4.0	5,803	5.0
United Bank & Trust	7,740	8.2	3,778	4.0	4,722	5.0

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks' to the Company. Dividends paid by each Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Management believes that these restrictions currently do not have a significant impact on the Company.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) as of December 31, 2005 and 2004 were as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$16,510,082	$16,510,082	$18,092,139	$18,092,139
Federal funds sold	13,100,000	13,100,000	300,000	300,000
Interest-bearing deposits	1,544,306	1,544,306	5,983,542	5,983,542
Securities available-for-sale	354,571,864	354,571,864	333,510,152	333,510,152
Loans, net	429,122,541	418,432,339	440,317,685	431,056,183
Loans held for sale	525,999	525,999	981,280	981,280
Accrued income receivable	7,871,365	7,871,365	6,633,795	6,633,795
Financial liabilities:				
Deposits	$680,356,473	$679,713,963	$668,342,335	$667,871,250
Other borrowings	38,198,013	38,198,013	37,521,113	37,521,113
Accrued interest payable	2,322,185	2,322,185	2,081,020	2,081,020

NOTE 13. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2006 and 2005, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2006, is as follows:

CONDENSED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from banks	$35,174	$8,153
Interest-bearing deposits in banks	299,654	1,616,488
Securities available-for-sale	36,059,486	32,673,908
Investment in bank subsidiaries	80,524,802	78,120,998
Loans receivable, net	1,247,000	1,247,000
Premises and equipment, net	751,992	781,431
Accrued income receivable	247,502	237,888
Other assets	10,000	235,584
Total assets	$119,175,610	$114,921,450
LIABILITIES		
Dividends payable	$2,450,503	$2,354,818
Deferred income taxes	3,358,619	2,689,836
Accrued expenses and other liabilities	443,176	649,495
Total liabilities	6,252,298	5,694,149
STOCKHOLDERS' EQUITY		
Common stock	18,850,026	18,838,542
Additional paid-in capital	22,498,904	22,383,375
Retained earnings	65,856,627	64,713,530
Accumulated other comprehensive income	5,717,755	3,291,854
Total stockholders' equity	112,923,312	109,227,301
Total liabilities and stockholders' equity	$119,175,610	$114,921,450

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Operating income:			
Equity in net income of bank subsidiaries	$9,728,640	$10,660,583	$11,857,298
Interest	690,704	570,325	473,375
Dividends	919,039	993,460	1,063,203
Rents	81,306	35,665	70,425
Securities gains, net	1,333,136	1,130,072	308,273
	12,752,825	13,390,105	13,772,574
Provision for loan losses	-	-	16,000
Operating income after provision for loan losses	12,752,825	13,390,105	13,756,574
Operating expenses:	1,609,208	1,696,570	1,517,028
Income before income taxes	11,143,617	11,693,535	12,239,546
Income tax expense (benefit)	200,000	85,000	(150,000)
Net income	$10,943,617	$11,608,535	$12,389,546

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$10,943,617	$11,608,535	$12,389,546
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	65,498	64,216	66,473
Provision for loan losses	-	-	16,000
Amortization and accretion, net	(18,575)	(5,757)	(6,004)
Provision for deferred taxes	(22,320)	(50,652)	-
Securities gains, net	(1,333,136)	(1,130,072)	(308,273)
Equity in net income of bank subsidiaries	(9,728,640)	(10,660,583)	(11,857,299)
Dividends received from bank subsidiaries	8,734,000	8,634,000	8,384,000
Increase in accrued income receivable	(9,614)	(77,351)	(9,202)
Decrease (increase) in other assets	225,584	(92,646)	(135,740)
Increase (decrease) in accrued expense payable and other liabilities	(206,319)	311,454	(350,540)
Net cash provided by operating activities	$8,650,095	$8,601,144	$8,188,961
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(7,130,088)	(8,893,910)	(1,454,604)
Proceeds from sale of securities available-for-sale	4,629,061	7,830,546	4,200,716
Proceeds from maturities and calls of securities available-for-sale	2,335,000	800,000	519,223
Decrease (increase) in interest bearing deposits in banks	1,316,834	1,101,638	(1,129,131)
Increase in loans	-	(170,000)	(1,093,000)
Purchase of bank premises and equipment	(36,059)	(406,588)	(29,981)
Investment in bank subsidiaries	(160,000)	(550,000)	(1,950,000)
Net cash provided by (used in) investing activities	$954,748	$(288,314)	$(936,777)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(9,704,835)	(8,599,597)	(7,493,896)
Proceeds from issuance of stock	127,013	287,937	247,482
Net cash used in financing activities	$(9,577,822)	$(8,311,660)	$(7,246,414)
Net increase (decrease) in cash and cash equivalents	27,021	1,170	5,770
CASH AND DUE FROM BANKS			
Beginning	8,153	6,983	1,213
Ending	$35,174	$8,153	$6,983

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006			
	March 31	June 30	September 30	December 31
Total interest income	$10,629,614	$10,977,629	$11,264,945	$11,423,504
Total interest expense	4,778,803	5,225,682	5,608,475	5,692,568
Net interest income	5,850,811	5,751,947	5,656,470	5,730,936
Provision (credit) for loan losses	29,624	(302,854)	45,859	44,685
Net income	2,912,368	2,764,818	2,545,572	2,720,859
Basic and diluted earnings per common share	0.31	0.29	0.27	0.29

	2005			
	March 31	June 30	September 30	December 31
Total interest income	$9,943,736	$10,227,074	$10,534,838	$10,599,979
Total interest expense	3,348,899	3,862,127	4,174,670	4,547,412
Net interest income	6,594,837	6,364,947	6,360,168	6,052,567
Provision for loan losses	53,725	74,882	118,431	84,244
Net income	3,013,924	2,968,312	2,917,376	2,708,923
Basic and diluted earnings per common share	0.32	0.32	0.31	0.29

NOTE 15. STOCK REPURCHASE PROGRAM

The Board of Directors of the Company approved a stock repurchase program on November 8, 2006. The Company has a strong capital position and this program provides an opportunity to repurchase Company stock on the open market when it is deemed to be favorably priced for repurchase. The program authorizes the repurchase of up to 100,000 shares during the calendar year 2007, or approximately 1% of 9,425,013 shares of common stock presently outstanding. The repurchases will be made in open market transactions at the discretion of management using Company cash. The timing and actual number of shares purchased will depend on a variety of factors such as price, the Company's liquidity position and other market conditions. The program may be limited or discontinued at any time without notice. The Company did not repurchase any shares in 2006.

Shareholder Information

Company Contact Information

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email info@amesnational.com
Website www.amesnational.com

Independent Auditors

Clifton Gunderson LLP
West Des Moines, Iowa

Counsel

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
Des Moines, Iowa

Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 25, 2007, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at the Reiman Gardens, 1407 Elwood Drive, Ames, Iowa.

Market Makers

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

UBS AG
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

Form 10-K and Other Information

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.

END